File No. 70-10088

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          -----------------------------

                                 Amendment No. 2
                                       to
                                    FORM U-1
                               -------------------


                           APPLICATION OR DECLARATION

                                      Under

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                             AEP GENERATING COMPANY
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                            APPALACHIAN POWER COMPANY
                       CENTRAL AND SOUTH WEST CORPORATION
                         CENTRAL POWER AND LIGHT COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                          WEST TEXAS UTILITIES COMPANY
                             WHEELING POWER COMPANY
                                 CEDAR COAL CO.
                          CENTRAL APPALACHIAN COAL CO.
                                CENTRAL COAL CO.
                                  COLOMET, INC.
                                   SIMCO, INC.
                          SOUTHERN APPALACHIAN COAL CO.
                               BLACKHAWK COAL CO.
                       CONESVILLE COAL PREPARATION COMPANY
                          FRANKLIN REAL ESTATE COMPANY
                       INDIANA FRANKLIN REALTY COMPANY and
              additional subsidiaries identified on Signature Page.
                     1 Riverside Plaza, Columbus, Ohio 43215
                (Name of company or companies filing this state-
                ment and address of principal executive offices)

                                       ***

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                 (Name of top registered holding company parent
                         of each applicant or declarant)

                                       ***


                              A.A. Pena, Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)

     American Electric Power Company, Inc., a New York corporation ("AEP") and Central and South West Corporation, a Delaware corporation ("CSW"), both registered holding companies under the Public Utility Holding Company Act of 1935, as amended (the "Act") and the direct and indirect subsidiaries of AEP ("Subsidiaries"), including the following public utility subsidiaries: AEP Generating Company ("Generating"), Appalachian Power Company ("Appalachian"), Central Power and Light Company ("CPL"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("West Texas"), and Wheeling Power Company ("Wheeling") (collectively, "the Public Utility Subsidiaries") and the following nonutility subsidiaries which are currently participants in the AEP utility money pool and are applicants in this proceeding: Cedar Coal Co., Central Appalachian Coal Co., Central Coal Co., Colomet, Inc., Simco, Inc., Southern Appalachian Coal Co., Blackhawk Coal Co., Conesville Coal Preparation Company, all coal mining companies and Franklin Real Estate Company, and Indiana Franklin Realty Company, both real estate companies, are applicants in this filing.

     In addition, the following entities are applicants in this filing as they seek to be participants in the Nonutility Money Pool:

Entity                                                  Description
AEP Coal, Inc.                                          Coal Mining Operations in midwest
AEP Power Marketing, Inc.                               Power Marketing
AEP Pro Serv, Inc.                                      Professional Services for industrial and energy customers
AEP Retail Energy, LLC                                  Gas and electric retail marketing
AEP T&D Services, LLC                                   Professional Services for transmission and distribution
AEP Credit, Inc.                                        Factoring AEP operating companies
Industry and Energy Associates LLC                      Professional Services for industrial and energy customers
AEP C&I Company, LLC                                    Gas and electric commercial and industrial retail marketing
AEP Gas Power System GP, LLC                            Gas and electric commercial and industrial retail marketing
AEP Gas Power GP, LLC                                   Gas and electric commercial and industrial retail marketing
AEP Retail Energy                                       Gas and electric commercial and industrial retail marketing
AEP Texas Commercial & IndustrialRetail GP, LLC         Gas and electric commercial and industrial retail marketing
AEP Communications, Inc.                                Telecom and fiber optics company
AEP Communications, LLC                                 Telecom and fiber optics company
C3 Networks GP, LLC                                     Telecom and fiber optics company
C3 Networks Limited Partnership                         Telecom and fiber optics company
C3 Networks & Communications LP                         Telecom and fiber optics company
AEP Fiber Venture, LLC                                  Telecom and fiber optics company
C3 Communications, Inc.                                 Telecom and fiber optics company
AEP Energy Services, Inc.                               Energy trading operations
AEP EmTech, LLC                                         Owns and manages intellectual property
AEP Investments, Inc.                                   Owns and manages intellectual property
Ventures Lease Co., LLC                                 100% owned by AEP Resources
AEP Resource Services, LLC                              Service company
AEP Resources, Inc.                                     Service company
AEP Delaware Investment Company II                      1% owner of AEP holdings
AEP Delaware Investment Company III                     Holding company
AEP MEMCO LLC                                           Barge operations
AEP Elmwood LLC                                         Barge maintenance
United Sciences Testing, Inc.                           Emissions testing systems
AEP Energy Services Gas Holding Company                 Gas marketing
Mid-Texas Pipeline Company                              Gas marketing
Jefferson Island Storage & Hub L.L.C.                   Gas marketing
AEP Acquisition, L.L.C.                                 Gas marketing
AEP Energy Services Investments, Inc.                   Gas marketing
LIG, Inc.                                               Gas marketing
LIG Pipeline Company                                    Gas marketing
Tuscaloosa Pipeline Company                             Gas marketing
LIG Liquids Company, L.L.C.                             Gas marketing
Louisiana Intrastate Gas Company, L.L.C.                Gas marketing
LIG Chemical Company                                    Gas marketing
Houston Pipe Line Company, LP                           Gas marketing
AEP Gas Marketing LP                                    Gas marketing
HPL Holdings, Inc.                                      Gas marketing
AEP Resources International, Limited                    Foreign power plant operations
AEP Resources Project Management Company, Ltd.          Foreign power plant operations
AEP Pushan Power, LDC                                   Foreign power plant operations
CSW International, Inc.                                 Foreign IPP's
AEP Delaware Investment Company III                     Energy management
AEP Holdings I CV                                       Holding company
AEP Holdings II CV                                      Dutch holding co
AEP Energy Services UK Gen Ltd                          European power generation
AEP Energy Services Limited                             European trading operations
CSW Energy, Inc.                                        Domestic IPP's
CSW Power Marketing, Inc.                               Power marketing
CSW Ft. Lupton, Inc.                                    Power plant operations
Newgulf Power Venture                                   Power plant operations
CSW Development I, Inc.                                 Power plant operations
Eastex Cogeneration LP                                  Power plant operations
CSW Eastex LP I, Inc.                                   Power plant operations
CSW Energy Services, Inc.                               Energy Marketer
EnerShop Inc.                                           Retail Sales
Mutual Energy SWEPCO L.P.                               Retail electric provider
REP Holdco Inc.                                         Retail electric provider
Mutual Energy CPL, LP                                   Retail electric provider
REP General Partner L.L.C.                              Retail electric provider
Mutual Energy WTU, LP                                   Retail electric provider
Mutual Energy Service Company, L.L.C.                   Service operations for retail companies
AEP Ohio Commercial & Industrial Retail Co, LLC         Retail electric provider
AEP Ohio Retail Energy LLC                              Retail electric provider
Mutual Energy L.L.C.                                    Retail electric provider
AEP Texas Retail GP, LLC                                Retail electric provider of last resort
POLR Power, L.P.                                        Retail electric provider of last resort
Dolet Hills Lignite Company, LLC                        Coal Mining operations in LA
AEP Desert Sky GP, LLC                                  Wind generation operations
AEP Desert Sky LP LLC                                   Wind generation operations
Universal Supercapacitators, LLC                        Supercapacitator operations

     For purposes hereof "Subsidiaries" shall also include other direct or indirect subsidiaries that AEP may form pursuant to the Rule 58 exception or pursuant to Sections 32, 33 or 34 of the Act. All of AEP's direct and indirect Subsidiaries, other than Public Utility Subsidiaries, are herein called "Nonutility Subsidiaries." All subsidiaries and AEP and CSW are sometimes referred to collectively as the "Companies".

     The Applicants propose to amend the Application/Declaration on Form U-1, as amended by this Amendment No. 2 in this File No. 70-10088 as follows:

1. By amending and restating ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS in its entirety to read as follows:

     A. Introduction and General Request

     AEP and its Subsidiaries seek the authorization and approval of the Commission with respect to the ongoing financing activities, the provision of intrasystem services and guarantees and other matters pertaining to AEP and its Subsidiaries as set forth herein. Specifically, this Application-Declaration seeks the following authorizations and approvals of the Commission:

     (i) In order to ensure that the AEP system is able to meet its capital requirements and plan its future financing, AEP and its Subsidiaries hereby request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing, unless otherwise specified in this Application, until March 31, 2006 (the "Authorization Period");

     (ii) SWEPCO and Wheeling request authorization to issue long-term debt in amounts not to exceed $350 million and $40 million, respectively;

     (iii) AEP, CSW and the Public Utility Subsidiaries request that the Commission approve an aggregate financing request in the amount of $7.2 billion outstanding in short-term financing capacity for AEP, CSW and the Public Utility Subsidiaries as more fully described in the Application-Declaration;

     (iv) CPL, Columbus, Ohio and West Texas, companies affected by restructuring, seek authority to issue short and long-term debt in an amount not to exceed $3.9 billion. Any short-term debt issued by CPL, Columbus, Ohio and West Texas will be included in the aggregate short-term financing amount of $7.2 billion outstanding described at (iii) above. If long-term debt issued by CPL, Columbus, Ohio and West Texas to the fullest amount of the $3.9 billion authority sought under this order, then no short-term debt authority will be available under this order for these four companies, and additional short-term debt authority would be sought, if necessary;

     (v) Public Utility subsidiaries seek authorization to organize financing entities for certain types of inancings;

     (vi) AEP, CSW and the Subsidiaries which are participants in the Utility Money Pool request the continuation of the Money Pool through the Authorization Period;

     (vii) AEP and its Nonutility Subsidiaries request authority to form and continue a Nonutility Money Pool on substantially the same terms and conditions as the Utility Money Pool;

     (viii) AEP requests the Commission approve the issuance by AEP and its Subsidiaries of guarantees and other forms of credit support in an aggregate amount not to exceed $900 million outstanding at any time in exposure as more fully described below; and

     (ix) AEP and its Nonutility Subsidiaries request authorization for the Subsidiaries to pay dividends out of capital or unearned surplus to the fullest extent of the law.


     B. Background and Existing Authority

     By Order dated December 30, 1997 (Release No. 35-26811, in file No. 70-9107), CSW and its electric public utility subsidiary companies, CPL, PSO, SWEPCO, WTU and Central and South West Services, Inc., were authorized to engage in various financing and related transactions through December 31, 2002.

     By Order dated June 14, 2000 (Release No. 35-27186 in File No. 70-9381), AEP was authorized to acquire by merger all of the outstanding common stock of CSW. By that order, AEP, its operating subsidiaries and certain other subsidiaries were added to the CSW Money Pool.

     By Order dated October 26, 2001 (Release No. 27457 in File No. 70-9937) the Money Pool authority was extended to December 31, 2002 and certain sublimits relating to restructuring were established.

     AEP, AEPSC, CSW, CPL, Columbus, Ohio, SWEPCO and West Texas have pending before this Commission an application to restructure their operations pursuant to deregulation statutes in Texas and Ohio which will result in the separation of the generation and energy delivery functions of CPL, Columbus, Ohio, and West Texas ("Restructuring Application") [File No. 70-9785]. This authority includes the issuance of short and long-term debt by the new generation, distribution and transmission entities and guarantees relating to these enterprises.


     C. Overview of the Request

     The Applicants hereby request authorization to engage in the transactions set forth herein during the Authorization Period. The financing transactions relate to:

     (1) external issuances by AEP, CSW and the Public Utility Subsidiaries of short-term debt;

     (2) external issuances by SWEPCO and Wheeling of common stock, preferred securities; short-term debt financing; long-term debt financing, such as first mortgage bonds, pollution control revenue bonds, notes (secured and unsecured) and debentures; sales of tax-advantaged preferred securities; and borrowings under Credit Agreements with banks; credit enhancements and other financial institutions in each case not subject to Rule 52;

     (3) entering into by SWEPCO and Wheeling of hedging transactions to the extent not exempt by Rule 52;

     (4)  continuation of the Utility Money Pool;

     (5)  implementation of a Nonutility Money Pool;

     (6)  authorization  of issuance of intrasystem  and other  guarantees.

     All debt issued by AEP or CSW pursuant to authority granted in this file will be unsecured.


     D. Parameters of Financings

     The Applicants request authority to engage in financing transactions for which the specific terms and conditions are not currently known, subject to certain conditions concerning the financial condition of the Applicants. The Applicants will not publicly issue any long-term debt unless such securities are rated at the time of issuance at the investment grade level as established by at least one "nationally recognized statistical rating organization," as that term is used in paragraphs (c)(2)(vi)(E)(F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. The Commercial paper will have at least an investment grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency. Short-term borrowings will have maturities of less than one year from the date of issuance. The general conditions for financing without further prior approval are set forth below.

     1. Effective Cost of Money on Debt Securities and Borrowings Under Credit Agreements

     The effective cost of money on long term debt borrowings issued pursuant to this Application will not exceed the greater of (i) 450 basis points over comparable term U.S. Treasury securities, or (ii) a gross spread over U.S. Treasury securities which is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     2. Maturity of Debt

     The maturity of indebtedness will not exceed 50 years.

     3. Issuance Expenses

     The underwriting fees, commissions, or other similar expenses paid in connection with the issue, sale or distribution of a security pursuant to the Application will not exceed 5% of the principal or total amount of the financing.

     4. Use of Proceeds

     The proceeds from the sale of securities in external financing transactions by the Applicants will be added to their respective treasuries and subsequently used principally for general corporate purposes including:

     (i)  the financing, in part, of capital expenditures;
     (ii) the financing of working capital requirements;
     (iii)the acquisition, retirement or redemption of securities previously issued by AEP or its Subsidiaries without the need for prior Commission approval; and
     (iv) other lawful purposes, including direct or indirect investment in Rule 58 companies by AEP, other subsidiaries approved by the Commission, EWGs and FUCOs.

     5. Borrowing Limits

     The aggregate  amount of  outstanding  external  financing  effected by the
Applicants  pursuant  to  the  authorization   requested  hereunder  during  the
Authorization Period will not exceed:

     (a) Long-term debt limits:

         SWEPCO                     $350,000,000
         Wheeling                    $40,000,000

     (b) Short-term borrowing limits for public utility companies through the Money Pool or external borrowings, or borrowings from AEP, are as follows:

         Company                       Amount
         -------                       ------
         Appalachian                $600,000,000
         Indiana                    $500,000,000
         Kentucky                   $200,000,000
         Generating                 $125,000,000
         Kingsport                   $40,000,000
         PSO                        $300,000,000
         SWEPCO                     $350,000,000
         Wheeling                    $40,000,000

     AEP requires an amount of authority for short-term borrowings sufficient to fund the Utility Money Pool and the Nonutility Money Pool as well as its own requirements in an amount not to exceed $7,200,000,000. If restructuring companies listed in subsection (c) below issue short-term debt, such issuances are included within the $7.2 billion authority.

Pre-restructuring the breakdown of the $7.2 billion is as follows:

Utility:          $5.0bil
AEP or CSW:         .7bil
Nonutility:        1.5bil
                  $7.2bil

Post-restructuring the breakdown will be as follows:

Utility:          $3.5bil
AEP or CSW:        1.2bil
Nonutility:        2.5bil
                  $7.2bil

     (c) Restructuring Companies

     The companies affected by restructuring will need continued authority to issue debt, including both long and short term debt, both on the external market or from the Utility Money Pool, as follows:


         Company                     Debt Limits
         -------                     -----------
         CPL                       $1,400,000,000
         Columbus                    $800,000,000
         Ohio                      $1,200,000,000
         West Texas                  $500,000,000

     Any short-term debt issued by CPL, Columbus, Ohio and West Texas will be included in the aggregate short-term financing amount of $7.2 billion outstanding described above. If long-term debt is issued by CPL, Columbus, Ohio and West Texas pursuant to authority in this filing to the fullest amount of the $3.9 billion authority sought under this order, then no short-term debt authority will be available under this order for these four companies, and additional short-term debt authority would be sought, if necessary.


     6. Financial Condition

     AEP hereby represents that it will maintain during the authorization period for itself and for all the Public Utility Subsidiaries a minimum 30% common equity as a percentage of consolidated capital (inclusive of short-term debt and inclusive of securitization bonds); however CPL requests that it be permitted to maintain a common equity ratio of 25% for so long as securitization bonds are outstanding. A table showing equity ratios is filed as Exhibit A-1. The 25% common equity as a percentage of consolidated capital is required only because of the issuance of securitization bonds. An amortization table relating to the CPL securitization bonds is filed as Exhibit A-2.


     E. Description of Specific Types of Financing

     1. External Financing - All external financing will be at rates or prices and under conditions based upon, or otherwise determined, by competitive capital markets.

     The Applicants request authority to sell securities covered by this Application in any of the following ways: (i) through underwriters or dealers;
(ii) directly to a limited  number of purchasers  or to a single  purchaser,  or
(iii) through agents or dealers. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by managing underwriters) or directly by one or more underwriters acting alone. The securities may be sold directly by AEP, CSW or a Subsidiary or through agents designated from time to time. If dealers are used in the sale of any securities, such securities will be sold to the dealers as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

     If debt securities are being sold, they may be sold pursuant to "delayed delivery contracts" which permit the underwriters to locate buyers who will agree to buy the debt at the same price but at a later date than the date of the closing of the sale to the underwriters. Debt securities may also be sold through the use of medium-term note and similar programs, including in transactions covered by Rule 144A under the Securities Act of 1933. Pollution control revenue bonds may be sold either currently or in forward refundings where the price of the securities is established currently for delivery at a future date.

     (a) Long-Term Debt

     Under current law, the public utility commission in the states of Indiana, Virginia, Tennessee, Ohio, Oklahoma and Kentucky approve the issuance of long-term securities by public utility companies. Therefore, Rule 52(a) provides an exemption from this Commission for the issuances of long term debt securities by all of AEP's public utility subsidiaries except CPL, SWEPCO, West Texas and Wheeling.

     Financing authorization is being sought for SWEPCO, Wheeling, CPL, Columbus Ohio and West Texas as described in Borrowing Limits above.

     Any long-term debt would have such designations, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, interest payment terms, redemption provisions, non-refunding provisions, sinking fund terms, conversion or put terms and other terms and conditions in accordance with parameters set forth above as the Applicants may at the time of issuance determine.

     (b) Short-term Debt

     The public utility direct or indirect subsidiaries of AEP are members of the AEP System Money Pool and make short-term borrowings from the Money Pool. The Money Pool is funded by AEP currently through a commercial paper program. No participant in the Money Pool ("Particpants") may borrow from the Money Pool if the borrowing Company could borrow more cheaply directly from banks or through the issuance of its own commercial paper. The Companies also require authority for short term borrowing in the event funds are not available from the Money Pool. Therefore, AEP, CSW and the Public Utility Subsidiaries seek authorization for the issuance of short-term debt in the form of bank loans and commercial paper programs in the amount set forth in Borrowing Limits above.

     Commercial paper would be sold in established domestic or European commercial paper markets. AEP, CSW or the Public Utility Subsidiaries may, without counting against its limits, maintain back up lines of credit in connection with a commercial paper program in an aggregate amount not to exceed the amount of authorized commercial paper.

     AEP and CSW require flexibility in the types of short-term debt by which each of them borrows externally to take advantage of new commercial paper products being offered in the market for short-term securities, including but not limited to, the extendible commercial notes program currently being offered by certain commercial paper dealers(1), and other new products to provide alternate backup liquidity for commercial paper and short-term notes.

     AEP, CSW and the Public Utility Subsidiaries believe that by having flexibility to allocate short-term borrowings between sales of notes and sales of commercial paper, they will be able to realize economies in meeting their short-term financing requirements, and such companies propose, in general, taking appropriate long and short-term considerations into account, to utilize the most economical means available at any time to meet their short-term financing requirements.

     AEP, CSW and the Public Utility Subsidiaries may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as each individual entity may deem appropriate in light of its needs and market conditions at the time of issuance.

     (c) Credit Enhancement

     Applicants may obtain credit enhancement for the securities covered by this Application, which could include insurance, a letter of credit or a liquidity facility. The Applicants anticipate they may be required to provide credit enhancement if they were to issue floating rate securities, whereas credit enhancement would be a purely economic decision for fixed rate securities. The Applicants anticipate that even though they would be required to pay a premium or fee to obtain the credit enhancement, they would realize a net benefit through a reduced interest rate on the new securities. Applicants will obtain credit enhancement only if it is economically beneficial to do so taking into consideration fees required to obtain the product.

     (d) Financing Entities

     The Public Utility Subsidiaries seek authority to organize new corporations, trusts, partnerships or other entities to be created for the purpose of facilitating certain types of financings such as the issuance of tax advantaged preferred securities in an amount set forth in Exhibit B. Request is also made for these financing entities to issue such securities to third parties. Additionally, request is made for authorization with respect to (i) the issuance of debentures or other evidences of indebtedness by the Public Utility Subsidiaries to a financing entity in return for the proceeds of the financing and (ii) the acquisition by a Public Utility Subsidiary of voting interests or equity securities issued by the financing entity to establish the Public Utility Subsidiary's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, such as shares of stock or partnership interests, involving an amount usually ranging from 1 to 25 percent of the capitalization of the financing entity). The Public Utility Subsidiaries also request authorization to enter into expense agreements with their respective financing entities, pursuant to which they would agree to pay all expenses of such entity.

     The Public Utility Subsidiaries may also guarantee (i) payment of interest, dividends or distributions on the securities issued by their subsidiary financing entities if and to the extent such financing entities declare dividends or distributions or pay interest out of funds legally available therefor; (ii) payments to the holders of the securities issued by such entities of amounts due upon liquidation of such entities or redemption of the securities of such entities; and (iii) certain additional amounts that may be payable in respect of such securities.

     (e) Hedging Transactions

     Interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to the limitations and restrictions set forth herein, would be entered into in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors' Service or Fitch Investor Service. Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Applicants will not engage in speculative transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

     Interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges") and subject to certain limitations and restrictions as set forth herein would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"); (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"); (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar"); (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations; or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, options, caps and collars, appropriate for the Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade or the Chicago Mercantile Exchange, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Each Applicant will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Applicants may decide to lock in interest rates and/or limit its exposure to interest rate increases. Applicants represent that each Interest Rate Hedge and Anticipatory Hedge will be treated for accounting purposes under generally accepted accounting principles. Applicants will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions (currently SFAS 133 and SFAS 138). The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See Entergy Corporation, HCAR No. 27371 (April 3, 2001); New Century Energies, Inc., et al., HCAR No. 27000 (April 7, 1999); and Ameren Corp., et al., HCAR No. 27053 (July 23, 1999).


     F. Extension of Authority for Utility Money Pool

     1. Background.

     By Order dated December 30, 1976 (HCAR No. 19829; 70-5930) and in subsequent Orders, the Commission authorized Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Act and a wholly owned subsidiary of AEP, to establish and utilize a system money pool ("Money Pool") to co-ordinate short-term borrowings for CSW, its electric subsidiary companies and Central and South West Services, Inc. as set forth in Central and South West Corp., HCAR No. 26697 (Mar. 28, 1997, 70-8557) HCAR No. 24855 (April 5, 1989, 70-7643), HCAR No. 26254 (March 21, 1995, 70-8557), HCAR
No. 26854 (Apr. 3, 1998, 70-8557).

     In its Order dated June 14, 2000 in File 70-9381 (HCAR No. 27186), the Commission authorized AEP to continue the Money Pool and to add its utility subsidiaries and certain other subsidiaries(2) as participants in the AEP System Money Pool (the "Participants") and established borrowing limits for all Participants. A copy of the AEP System Money Pool Agreement dated January 18, 2001 executed by participants in the Utility Money Pool is filed as Exhibit C.

     By Order dated October 26, 2001 (HCAR No. 35-27457), AEP was authorized to increase its external borrowing from $5 billion to $6.910 billion through December 31, 2002, through the issuance and sale of short-term notes and commercial paper.

     2. Current Operations.

     All short-term borrowing needs of the Participants may be met by funds in the Money Pool to the extent such funds are available. Each Participant shall have the right to borrow from the Money Pool from time to time, subject to the availability of funds and the limitations and conditions set forth in orders of this Commission; provided, however, that the aggregate amount of all loans requested by any Participant approved hereunder shall not exceed the applicable borrowing limits set forth in orders of the Commission and other regulatory authorities, and agreements binding upon such Participant. No Participant shall be obligated to borrow from the Money Pool if lower cost funds can be obtained from its own external borrowing. Neither AEP nor CSW will borrow funds from the Money Pool or any Participant.

     AEPSC, a Rule 88 subsidiary service company, acts as administrative agent of the Money Pool. Each Participant and AEP determine the amount of funds it has available for contribution to the Money Pool. The determination of whether a Participant or AEP at any time has surplus funds, or shall lend such funds to the Money Pool, will be made by such Participant treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such Participant's sole discretion. Each Participant may withdraw any of its funds at any time upon notice to AEPSC.

     Each Participant may borrow from the Money Pool to the extent of Borrowing Limits for short-term debt.

     3. Sources of Funds.

     The Money Pool is  composed  from time to time of funds from the  following
sources:   (i)  surplus  funds  of  AEP;  (ii)  surplus  funds  of  any  of  the
Participants; or (iii) short-term borrowings by AEP or CSW.

     AEPSC administers the Money Pool by matching up, to the extent possible, short-term cash surpluses and loan requirements of AEP and the various Participants. Participants' requests for short-term loans are met first from surplus funds of other Participants which are available to the Money Pool and then from AEP corporate funds to the extent available. To the extent that Participant contributions of surplus funds to the Money Pool are insufficient to meet Participant requests for short-term loans, borrowings are made from outside the system.

     Funds which are loaned from Participants into the Money Pool which are not required to satisfy borrowing needs of other Participants will be invested by AEP on the behalf of the lending Participants in one or more short-term instruments.

     4. Use of Proceeds.

     The Money Pool makes funds available to Participants for the interim financing of their capital expenditure programs and their other working capital needs, and to AEP to loan and to make capital contributions to any of the Participants and in both instances to repay previous borrowings incurred for such purposes. External borrowings by AEP or CSW will not be made unless there are no surplus funds in the treasuries of the Participants sufficient to meet borrowing needs. However, no loan will be made by AEP or CSW or any Participant if the borrowing company could borrow more cheaply directly from banks or through the sale of its own commercial paper. When more than one Participant is borrowing, each borrowing Participant will borrow pro rata from each fund source in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money Pool.

     5. Interest Rate.

     The interest rate applicable on any day to then outstanding loans through the Money Pool will be the composite weighted average daily effective cost incurred by AEP or CSW for short-term borrowings from external sources. If there are no borrowings outstanding then the rate would be the certificate of deposit yield equivalent of the 30- day Federal Reserve "A2/P2" Non Financial Commercial Paper Composite Rate ("Composite"), or if no composite is established for that day then the applicable rate will be the Composite for the next preceding day for which the Composite is established.

     If the Composite shall cease to exist, then the rate would be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing AEP would expect if it had external borrowings.

     Interest income related to external  investments  will be calculated  daily
and  allocated  back  to  lending   parties  on  the  basis  of  their  relative
contribution to the investment pool funds on that date.

     Each Participant receiving a loan hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

     G. Nonutility Money Pool

     AEP and any existing direct or indirect nonutility subsidiary named herein (including any exempt wholesale generator under Section 32 of the Act, a foreign utility company under Section 33 of the Act or an exempt telecommunications company under Section 34 of the Act) and including any Rule 58 company (collectively the "Nonutility Subsidiaries") propose to form and participate in a separate system of intercorporate borrowings (the "Nonutility Money Pool"). The Nonutility Money Pool would be established and administered in the same manner and subject to the same conditions as the Utility Money Pool. Neither AEP nor CSW will borrow from the nonutility Money Pool.

     The participation of the Nonutility Subsidiaries in the Nonutility Money Pool would permit their available cash and/or short-term borrowing requirements to be matched on a daily basis with those of the other participants in the Nonutility Money Pool, thereby minimizing the need of the AEP system for external short-term borrowing. If the Nonutility Subsidiaries are authorized to participate in the Nonutility Money Pool, funds will be loaned from the Nonutility Money Pool in the form of open account advances under the same terms and limitations as currently authorized for the Utility Money Pool. Participants in the Nonutility Money Pool will not engage in lending and borrowing transactions with Participants in the Utility Money Pool. Neither Money Pool will borrow from the other Money Pool. A form of AEP System Nonutility Money Pool Agreement is filed as Exhibit D.

     H. Guarantee of Indebtedness/Obligations

     The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is a standard industry practice. AEP requests authorization herein to enter into guarantees, obtain letters of credit, enter into support or expense agreements or otherwise provide credit support from time to time through March 31, 2006 on behalf of any of its direct or indirect Subsidiaries up to $900,000,000. AEP also requests authority to guarantee the obligations of its direct or indirect subsidiaries as may be appropriate or necessary to enable the subsidiaries to carry on the ordinary course of their businesses. Each of the Public Utility Subsidiaries seeks authorization to enter into guarantees and other credit support with respect to obligations of each of its subsidiaries.

     Nonutility subsidiaries also request authority for each nonutility subsidiary to provide guarantees and other forms of credit support to other nonutility subsidiaries. Certain of the guarantees referred to above may be in support of the obligations of Subsidiaries which are not capable of exact quantification. In such cases, AEP will determine the exposure of the instrument for purposes of measuring compliance with the total guarantee limit.

     The aggregate amount of the guarantees will not exceed $900 million (not taking into account obligations exempt pursuant to Rule 45 and under other Commission orders in these file:[3]). It is anticipated that approximately $450 million will be used by AEP to provide credit support to its subsidiaries; $150 million will be sued by AEP to provide other support, including performance guarantee, to its subsidiaries in the ordinary course of their businesses; $125 million will be sued by Public Utility Subsidiaries to support these subsidiaries and $175 million will be used by nonutility subsidiaries to guarantee obligations of other nonutility subsidiaries. A portion of this authority replaces current authority which expires at or near year end. The Order in File 70-9083 authorized guarantees by CSW in an aggregate amount up to $250 million through December 31, 2002 to support energy-related companies. The Order in File No. 70-8205 authorized guarantees in an aggregate amount up to $75,000,000 through March 31, 2003 in connection with qualifying cogeneration facilities, small private production facilities and independent power facilities including energy wholesale generators.

     I. Payments of Dividends out of Capital or Unearned Surplus

     Section 12 of the Act and Rule 46 thereunder generally prohibit the payment of dividends out of capital or unearned surplus except pursuant to an order of the Commission. AEP and the Nonutility Subsidiaries hereby request authority for the direct and indirect Nonutility Subsidiaries to pay dividends out of capital or unearned surplus to the fullest extent of the law.

     J. Summary of Requests

     (i) Applicants in this file request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing until March 31, 2006 unless otherwise provided;

     (ii) SWEPCO and Wheeling request authorization to issue long-term debt in amounts not to exceed $350 million and $40 million, respectively;

     (iii) AEP, CSW and the Public Utility Subsidiaries request that the Commission approve an aggregate financing request in the amount of $7.2 billion outstanding in short-term financing capacity for AEP, CSW and the Public Utility Subsidiaries as more fully described in the Application-Declaration;

     (iv)  CPL,   Columbus,   Ohio  and  West  Texas,   companies   affected  by
     restructuring, seek authority to issue short and long-term debt in an amount not to exceed $3.9 billion;

     (v)  The  Public  Utility   Subsidiaries  seek  authorization  to  organize
     financing entities for certain types of financings;

     (vi) AEP, CSW and its Subsidiaries which are participants in the Utility Money Pool request the continuation of the Money Pool through the Authorization Period;

     (vii) AEP and its Nonutility Subsidiaries request authority to form and continue a Nonutility Money Pool on substantially the same terms and conditions as the Utility Money Pool;

     (viii) AEP requests the Commission approve the issuance by AEP and its Subsidiaries of guarantees and other forms of credit support in an aggregate amount not to exceed $900 million outstanding at any time in exposure; and

     (ix) AEP and its Nonutility Subsidiaries request authorization for the Subsidiaries to pay dividends out of capital or unearned surplus to the fullest extent of the law.

                                       ***

     K. Compliance with Rule 54

     Sections 9(a), 10 and 11 of the Act and Rule 54 thereunder are or may be applicable to the transactions proposed herein. To the extent that any other sections of the Act may be applicable to the proposed transactions, the Company hereby requests appropriate authority thereunder.

     The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     AEP consummated the merger with Central and South West Corporation ("CSW") on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

     AEP currently meets all of the conditions of Rule 53(a),  except for clause
(1). At September 30, 2002, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.923 billion, or about 61.9% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2002 ($3.106 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

     In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

     Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the recent growth trend in AEP's retained earnings.

     As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%. As of September 30, 2002, AEP's consolidated capitalization consisted of 55.5% debt, 38.2% common and preferred equity (consisting of 347,835,212 shares of common stock representing 37.6% and $145 million principal amount of preferred stock representing 0.6%), $371 million of equity unit senior notes representing 1.6%, $321 million principal amount of Trust Preferred Securities representing 1.4% and $750 million minority interest in finance subsidiary representing 3.3%.

     Since the date of the Rule 53(c) Order, the operating subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

     As of December 31, 1999, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A; and OPCo, A-. As of December 31, 1999, Standard & Poor's rating of secured debt for CSW's operating subsidiaries was as follows: CPL, A; PSO, AA-; SWEPCO, AA-; and WTU, A.

     As of September 30, 2002, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, BBB+; CSP, BBB+; I&M, BBB+; KPCo, BBB+ and OPCo, BBB+. As of December 31, 2001, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: CPL, BBB+; PSO, BBB+; SWEPCO, BBB+; and WTU, BBB+.



Reporting

     AEP and the Participants will report quarterly to the Commission pursuant to Rule 24 under the Act within 60 days after the end of each calendar quarter. Each certificate will set forth the following information:

     1. The amount and terms of any long-term debt issued by CPL, SWEPCO, West Texas or Wheeling issued pursuant to this authority;

     2. If a guarantee is issued during the quarter pursuant to this authority, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee;

     3. The amount and terms of any short-term debt issued by AEP, CSW or any of the Public Utility Subsidiaries during the quarter;

     4. The notional amount and principal terms of any hedge instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;

     5. The name, parent company and the amount invested in any financing entity during the quarter;

     6. A table showing at the end of each quarter a capitalization chart for AEP and each of the Public Utility Subsidiaries similar to the table attached as Exhibit A-1 hereto;

     7. With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective Money Pool during the quarter and the interest rate applied to borrowings and loans;

     8. A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing.

     9. The date, amount and payee of dividends out of capital or unearned surplus paid by any Nonutility Subsidiary.






2. By amending and restating ITEM 4. Regulatory Approval as follows:

          No state and regulatory authority which has not already been obtained and no federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transactions. The Virginia State Corporation Commission and the West Virgina Public Services Commission have approved Appalachian's participation in the Utility Money Pool. No other approvals are required.

3. By amending and restating ITEM 6. Exhibits and Financial Statements as follows to file:

    (a) Exhibits:
        Exhibit A-1 - Capitalization Table as of September 30, 2002 Exhibit A-2 - CPL Amortization Schedule
        Exhibit B -   Financing  Entities  and Limits
        Exhibit C -   Copy of AEP System  Money Pool Agreement
        Exhibit D -   Form of AEP System  Nonutility  Money Pool Agreement
        Exhibit F -   Opinion of counsel
    (b) Financial Statements:

     Balance Sheets as of September 30, 2002 and Statements of Income and Retained Earnings for the 12 months ended September 30, 2002 of American and its subsidiaries consolidated.

_____________________________
Footnotes:

(1) Commercial paper dealers routinely offer new products such as extendible commercial paper products which have a maturity beyond 270 days and could be automatically renewed. This product extended beyond the previously authorized program which was limited to 270 days.

(2) The addtional subsidiaries are Cedar Coal Co., Central Appalachian Coal Co., Central Coal Co., Colomet, Inc., Simco, Inc., Southern Appalachian Coal Co., Blackhawk Coal Co., Conesville Coal Preparation Company, Franklin Real Estate Company and Indiana Franklin Realty Company.

(3) Current  orders  providing authority for parent guarantees:

   File       Expiriration                     Authority
------------ --------------- ---------------------------------------------------
  70-8779       3/30/04      Debt ($600 million) and other obligations ($600 d
                             million) for Rule 58 companies an other non-utility
                             trading companies.
------------ --------------- ---------------------------------------------------
  70-8307       6/30/04      On behalf of AEP Pro Serv, Inc. for debt and other
                             obligations up to $800 million.
------------ --------------- ---------------------------------------------------
  70-8693      12/31/03      For American Electric Power Service Corporation up
                             to $40 million short-term debt and $20 million
                             long-term debt.
------------ --------------- ---------------------------------------------------
  70-9021      6/30/03       To guarantee indebtedness and other financial
                             commitments of AEP Resources, Inc., Project
                             Parents and Power Projects up to 100% of
                             consolidated retained earnings of AEP.
------------ --------------- ---------------------------------------------------
  70-9353      12/31/03      - Guarantee authority in connection with
                             acquisitions of nonutility energy-related assets in
                             connection with energy marketing, brokering and
                             trading ventures in an amount up to $2 billion.
                             - Pending application in this file to acquire
                             through June 30, 2004 nonutility energy-related
                             assets up to $4 billion and related guarantees.
------------ --------------- ---------------------------------------------------
  70-9119       12/31/03     Guarantees of CSW Energy Services in connection
                             with electric vehicles.
------------ --------------- ---------------------------------------------------
  70-8469                    $250 million investment in Sweeney Cogen Project.
------------ --------------- ---------------------------------------------------
  70-6591                    Misc. insurance, workers comp.,guarantee authority.
  70-6645
  70-6845
  70-6965
  70-7183



                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 2 to its Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.


                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                       And
                             AEP GENERATING COMPANY
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                            APPALACHIAN POWER COMPANY
                       CENTRAL AND SOUTH WEST CORPORATION
                         CENTRAL POWER AND LIGHT COMPANY
                         COLUMBUS SOUTHERN POWER COMPANY
                         INDIANA MICHIGAN POWER COMPANY
                             KENTUCKY POWER COMPANY
                             KINGSPORT POWER COMPANY
                               OHIO POWER COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                          WEST TEXAS UTILITIES COMPANY
                             WHEELING POWER COMPANY
                               BLACKHAWK COAL CO.
                                 CEDAR COAL CO.
                          CENTRAL APPALACHIAN COAL CO.
                                CENTRAL COAL CO.
                                  COLOMET, INC.
                       CONESVILLE COAL PREPARATION COMPANY
                          FRANKLIN REAL ESTATE COMPANY
                         INDIANA FRANKLIN REALTY COMPANY
                                   SIMCO, INC.
                          SOUTHERN APPALACHIAN COAL CO.
                        UNIVERSAL SUPERCAPACITATORS, LLC
                                 AEP COAL, INC.
                            AEP POWER MARKETING, INC.
                               AEP PRO SERV, INC.
                             AEP RETAIL ENERGY, LLC
                              AEP T&D Services, LLC
                                AEP Credit, Inc.
                       Industry and Energy Associates LLC
                              AEP C&I Company, LLC
                          AEP Gas Power System GP, LLC
                              AEP Gas Power GP, LLC
                                AEP Retail Energy
                AEP Texas Commercial & Industrial Retail GP, LLC
                            AEP COMMUNICATIONS, INC.
                             AEP COMMUNICATIONS, LLC
                               C3 NETWORKS GP, LLC
                         C3 NETWORKS LIMITED PARTNERSHIP
                         C3 NETWORKS & COMMUNICATIONS LP
                             AEP FIBER VENTURE, LLC
                             C3 COMMUNICATIONS, INC.
                            AEP ENERGY SERVICES, INC.
                                 AEP EMTECH, LLC
                              AEP INVESTMENTS, INC.
                             VENTURES LEASE CO., LLC
                           AEP RESOURCE SERVICES, LLC
                               AEP RESOURCES, INC.
                       AEP DELAWARE INVESTMENT COMPANY II
                       AEP DELAWARE INVESTMENT COMPANY III
                                  AEP MEMCO LLC
                                 AEP Elmwood LLC
                          United Sciences Testing, Inc.
                     AEP Energy Services Gas Holding Company
                          HOUSTON PIPELINE COMPANY, LP
                           Mid-Texas Pipeline Company
                      Jefferson Island Storage & Hub L.L.C.
                             AEP Acquisition, L.L.C.
                      AEP Energy Services Investments, Inc.
                                    LIG, Inc.
                              LIG Pipeline Company
                         TusCALOOSA PIPELINE Company LIG
                             Liquids Company, L.L.C.
                    Louisiana Intrastate Gas Company, L.L.C.
                              LIG Chemical Company
                            Houston Pipe Line Company
                              AEP Gas Marketing LP
                               HPL Holdings, Inc.
                      AEP Resources International, Limited
                 AEP Resources Project Management Company, Ltd.
                              AEP Pushan Power, LDC
                             CSW International, Inc.
                                 AEP Holdings I
                                 AEP Holdings II
                         AEP ENERGY SERVICES UK GEN LTD.
                           AEP ENERGY SERVICES LIMITED
                                CSW Energy, Inc.
                            CSW Power Marketing, Inc.
                              CSW Ft. Lupton, Inc.
                              NEWGULF POWER VENTURE
                             CSW Development I, Inc.
                             Eastex Cogeneration LP
                              CSW Eastex LP I, Inc.
                            CSW Energy Services, Inc.
                                  EnerShop Inc.
                            Mutual Energy SWEPCO L.P.
                                 REP Holdco Inc.
                              Mutual Energy CPL, LP
                           REP General Partner L.L.C.
                              Mutual Energy WTU, LP
                      Mutual Energy Service Company, L.L.C.
                AEP ohio commercial & industrial retail co., llc
                           AEP ohio retail energy llc
                              Mutual Energy L.L.C.
                            AEP Texas Retail GP, LLC
                                POLR Power, L.P.
                        Dolet Hills Lignite Company, LLC
                             AEP Desert Sky gP, LLC
                              AEP DESERT SKY LP LLC


                                    By: /s/ Armando A. Pena
                                    Treasurer of all the above-listed companies
Dated: December 17, 2002

                                   EXHIBIT A-1
                            CAPITALIZATION STRUCTURE
                                 (as of 9/30/02)
-----------------------------------------------------------------------------------------------------------------------------
  Company
  ($ in         Common Equity        Preferred Stock      Long-Term Debt**      Short-Term Debt    Total Capitalization
 thousands)     Amount       %       Amount      %        Amount        %       Amount       %       Amount       %
-----------------------------------------------------------------------------------------------------------------------------

  AEP *       8,666,000    37.6%    1,275,000    5.5%     9,865,000    42.8%    3,234,000    14.0%   23,040,000   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  AEG            40,603    47.5%       0         0.0%        44,800    52.5%       0          0.0%       85,403   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  APCo        1,187,176    38.2%       28,650    0.9%     1,723,911    55.5%      165,177     5.3%    3,104,914   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  CSW         2,712,731    33.7%       18,276    0.2%     3,431,438    42.6%    1,897,851    23.5%    8,060,295   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  CPL         1,049,835    30.5%        5,941    0.2%     1,630,461    47.4%      752,648    21.9%    3,438,885   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  CSP           887,870    48.8%       0         0.0%       642,065    35.3%      290,000    15.9%    1,819,935   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  I&M         1,040,476    40.5%       73,048    2.8%     1,455,815    56.7%       0          0.0%    2,569,339   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  KPCo          258,003    35.0%       0         0.0%       385,915    52.4%       92,591    12.6%      736,509   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  Kinsport       24,700    45.4%       0         0.0%        20,000    36.8%        9,666    17.8%       54,366   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  OPCo        1,285,994    47.8%       25,498    0.9%     1,067,177    39.7%      310,682    11.6%    2,689,351   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  PSO           463,73     37.9%       5,267     0.4%       526,360    43.0%      228,638    18.7%    1,223,997   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  SWEPCo        704,675    46.5%     4,701       0.3%       803,499    53.0%        3,723     0.2%    1,516,598   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  WTU           225,701    38.2%     2,367       0.4%       167,483    28.4%      195,174    33.0%      590,725   100.0%
-----------------------------------------------------------------------------------------------------------------------------
  Wheeling       28,502    57.8%       0         0.0%        20,000    40.5%          830     1.7%       49,332   100.0%
-----------------------------------------------------------------------------------------------------------------------------

*  Preferred stock include $759 million minority interest and $371 million equity unit senior notes
** LT Debt includes Trust Preferred Stock and Securitization Bond

                            CAPITALIZATION STRUCTURE
                                 (as of 9/30/02)
-----------------------------------------------------------------------------------------------------------------------------
  Company
  $ in          Common Equity        Preferred Stock        Long-Term Debt**      Short-Term Debt    Total Capitalization
  thousands)    Amount      %         Amount      %         Amount          %    Amount         %      Amount         %
-----------------------------------------------------------------------------------------------------------------------------
  AEP *       8,666,000    39.0%    1,275,000    5.7%     9,068,000    40.8%    3,234,000    14.5%   22,243,000   100.0%
-----------------------------------------------------------------------------------------------------------------------------
   CSW        2,712,731    37.3%       18,276    0.3%     2,634,438    36.3%    1,897,851    26.1%    7,263,295   100.0%
-----------------------------------------------------------------------------------------------------------------------------
   CPL        1,049,835    39.7%        5,941    0.2%       833,461    31.5%      752,648    28.5%    2,641,885   100.0%
-----------------------------------------------------------------------------------------------------------------------------

*  Preferred stock include $759 million minority interest and $371 million equity unit senior notes
** LT Debt includes Trust Preferred Stock but excludes Securitization Bond

                                                                                                                        EXHIBIT A-2
                                                 CENTRAL POWER & LIGHT
                                  SECURITIZATION BONDS EXPECTED AMORTIZATION SCHEDULE*

                                              Outstanding Principal Balance

                   Class A-1         Class A-2         Class A3          Class A-4        Class A-5          Sum of
Payment Date       Balance           Balance           Balance           Balance          Balance            Balance
-----------------------------------------------------------------------------------------------------------------------------------

Closing Date       $128,950,233      $154,506,810      $107,094,258      $214,926,738     $191,856,858       $797,334,897
     01/15/2003      97,133,531       154,506,810       107,094,258       214,926,738      191,856,858        765,518,195
     07/15/2003      77,937,455       154,506,810       107,094,258       214,926,738      191,856,858        746,322,119
     01/15/2004      49,128,416       154,506,810       107,094,258       214,926,738      191,856,858        717,513,080
     07/15/2004      29,386,451       154,506,810       107,094,258       214,926,738      191,856,858        697,771,115
     01/15/2005               0       154,506,810       107,094,258       214,926,738      191,856,858        668,384,664
     07/15/2005               0       133,913,828       107,094,258       214,926,738      191,856,858        647,791,682
     01/15/2006               0       103,272,491       107,094,258       214,926,738      191,856,858        617,150,345
     07/15/2006               0        81,649,042       107,094,258       214,926,738      191,856,858        595,526,896
     01/15/2007               0        49,523,804       107,094,258       214,926,738      191,856,858        563,401,658
     07/15/2007               0        28,919,685       107,094,258       214,926,738      191,856,858        542,797,539
     01/15/2008               0                 0       107,094,258       214,926,738      191,856,858        513,877,854
     07/15/2008               0                 0        85,906,616       214,926,738      191,856,858        492,690,212
     01/15/2009               0                 0        55,016,428       214,926,738      191,856,858        461,800,024
     07/15/2009               0                 0        32,279,500       214,926,738      191,856,858        439,063,096
     01/15/2010               0                 0                 0       214,926,738      191,856,858        406,783,596
     07/15/2010               0                 0                 0       214,926,738      191,856,858        406,783,596
     01/15/2011               0                 0                 0       190,631,083      191,856,858        382,487,941
     07/15/2011               0                 0                 0       156,759,473      191,856,858        348,616,331
     01/15/2012               0                 0                 0       130,670,070      191,856,858        322,526,928
     07/15/2012               0                 0                 0        95,071,985      191,856,858        286,928,843
     01/15/2013               0                 0                 0        67,236,582      191,856,858        259,093,440
     07/15/2013               0                 0                 0        29,655,892      191,856,858        221,512,750
     01/15/2014               0                 0                 0                 0      152,143,608        152,143,608
     07/15/2014               0                 0                 0                 0      120,262,573        120,262,573
     01/15/2015               0                 0                 0                 0       78,412,359         78,412,359
     07/15/2015               0                 0                 0                 0       44,198,278         44,198,278
     01/15/2016               0                 0                 0                 0                0                  0


* This is the amortization schedule of the current bonds outstanding. CPL has a True-Up proceeding with the PUCT in 2004 which may result in the issuance of additional Securitization Bonds

                                                                      EXHIBIT B


           Public Utilities Subsidiaries Financing Entities and Limits
            --------------------------------------------------------
                Company                                 Limits
            --------------------------------------------------------
            ($ in thousands)
            --------------------------------------------------------
            APCo                                         $   150,000
            --------------------------------------------------------
            CPL                                          $   100,000
            --------------------------------------------------------
            CSP                                          $   100,000
            --------------------------------------------------------
            I&M                                          $   150,000
            --------------------------------------------------------
            KPCo                                         $    50,000
            --------------------------------------------------------
            OPCo                                         $   100,000
            --------------------------------------------------------
            PSO                                          $   100,000
            --------------------------------------------------------
            SWEPCo                                       $   150,000
            --------------------------------------------------------
            WTU                                          $    50,000
            --------------------------------------------------------

                                                                      EXHIBIT C

                                   AEP SYSTEM
                              MONEY POOL AGREEMENT


         This MONEY POOL AGREEMENT ("Agreement") is made and entered into this 18th day of January, 2001 by and among American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and certain of its direct or indirect subsidiaries, each of which are signatories hereto, or which subsequently become signatories hereto and agree to abide by the terms herein (each direct or indirect subsidiary, a "Party" and collectively, the "Parties").

         WHEREAS, the Parties from time to time have need to borrow funds on a short-term basis; and

         WHEREAS, some of the Parties from time to time are expected to have funds available to loan on a short-term basis; and

         WHEREAS, AEP and the Parties desire to establish a pool (the "Money Pool") to coordinate and provide for certain of the Parties' short-term cash requirements;

         NOW THEREFORE, in consideration of the premises, and the mutual promises set forth herein, the Parties and AEP hereto agree as follows:


                                    ARTICLE I
                          CONTRIBUTIONS AND BORROWINGS

Section 1.1.  Contributions to the Money Pool.

         American Electric Power Service Corporation ("AEPSC") shall act as administrative agent of the Money Pool. Each Party and AEP will determine from time to time, the amount of funds it has available for contribution to the Money Pool. The determination of whether a Party or AEP at any time has surplus funds, or shall lend such funds to the Money Pool, will be made by such Party's treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such Party's sole discretion. Each Party may withdraw any of its funds at any time upon notice to AEPSC.

         Section 1.2  Rights to Borrow.

         (a) Subject to the provisions of Section 1.4(b) of this Agreement, all short-term borrowing needs of the Parties may be met by funds in the Money Pool to the extent such funds are available. Each Party shall have the right to borrow from the Money Pool from time to time, subject to the availability of funds and the limitations and conditions set forth herein and in the applicable orders of the Securities and Exchange Commission ("SEC") and other regulatory authorities. Each Party may request loans from the Money Pool from time to time during the period from the date hereof until this Agreement is terminated by written agreement of the Parties and AEP; provided, however, that the aggregate amount of all loans requested by any Party hereunder shall not exceed the applicable borrowing limits set forth in applicable orders of the SEC and other regulatory authorities, resolutions of such Party's shareholders and Board of Directors, such Party's governing corporate documents, and agreements binding upon such Party. No Party shall be obligated to borrow from the Money Pool if lower cost funds can be obtained from its own external borrowing.

         (b)      AEP will not borrow funds from the Money Pool or any Party.

         Section 1.3  Source of Funds.

         (a) Funds will be available through the Money Pool from the following sources for use by the Parties from time to time: (i) surplus funds in the treasuries of the Parties; (ii) surplus funds in the treasury of AEP; and (iii) external borrowings by AEP from the sale of commercial paper notes and/or other instruments authorized by the SEC, and/or bank borrowings ("External Funds"), the proceeds of which would be added to AEP's treasury funds, in each case to the extent permitted by applicable laws and regulatory orders. Funds will be made available from such sources in such stated order of priority.

         (b) Each borrowing Party will borrow pro rata from each fund source in the same proportion that the amount of funds provided from that fund source bears to the total amount of short-term funds available to the Money Pool.

         Section 1.4  Authorization.

         (a) The determination of whether a Party or AEP has at any time surplus funds to lend to the Money Pool will be made by its treasurer, or by a designee thereof.

         (b) Any loan from the Money Pool to a Party shall be authorized by the borrowing Party's treasurer, or by a designee thereof. No Party shall be required to effect a borrowing through the Money Pool if such Party determines that it can (and is authorized to) effect such borrowing at lower cost through the sale of its own commercial paper or other instruments, or borrowing directly from banks.

         Section 1.5  External Investment of Investment Pool Funds.

         Funds which are loaned from Parties into the Money Pool which are not required to satisfy borrowing needs of other Parties ("Investment Pool") will be invested by AEP on the behalf of the lending Parties in one or more short-term instruments ("External Investments").

         Section 1.6  Money Pool Interest.

         The interest rate applicable on any day to then outstanding loans through the Money Pool, whether or not evidenced by a promissory demand note, will be the composite weighted average daily effective cost incurred by AEP for External Funds outstanding on that date. If there are no External Funds outstanding on that date, then the rate would be the certificate of deposit yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a composite is established. If the Composite shall cease to exist, then the rate would be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing AEP would expect if it had External Funds.

         Section 1.7  Investment Pool Interest.

         Interest income related to External Investments will be calculated daily and allocated back to lending Parties on the basis of their relative contribution to the Investment Pool funds on that date.

         Section 1.8  Repayment.

         Each Party receiving a loan hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

         Section 1.9  Form of Loans to Parties.

         Loans to the Parties through the Money Pool will be made pursuant to open-account advances, although any lending Party would at all times be entitled to receive upon demand a promissory note evidencing the transaction. Any such note shall: (a) be substantially in the form attached herewith as Exhibit A; (b) be dated as of the date of the initial borrowing; (c) mature on demand or on a date mutually agreed to by the Parties to the transaction, but in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool; and (d) be repayable in whole at any time or in part from time to time, without premium or penalty.


                                   ARTICLE II
                           OPERATION OF THE MONEY POOL

         Section 2.1  Operation.

         Operation of the Money Pool, including record keeping and coordination of loans, will be handled by AEPSC under the authority of the treasurer of AEP and/or AEPSC. AEPSC shall be responsible for the determination of all applicable interest rates and charges to be applied to any loans from the Money Pool and earnings to be applied to any loans to the Money Pool and/or Investment Pool outstanding at any time hereunder, shall maintain records of all advances, interest charges and accruals and interest and principal payments for purposes hereof, and shall prepare periodic reports thereof for the Parties.

Section 2.2  Certain Costs.

         The cost of fees and/or compensating balances paid to banks to maintain credit lines will initially be allocated to the Parties and AEP on the basis of prior calendar year relative maximum non-coincidental borrowings, and such costs will be retroactively reallocated at the end of each calendar year on the basis of that year's actual relative maximum non-coincidental borrowings of the Parties and AEP.

         Section 2.3  Event of Default.

         If any Party shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Party seeking to adjudicate it a bankrupt or insolvent, then the other Parties may declare the unpaid principal amount of any loans to such Party, and all interest thereon, to be forthwith due and payable and all such amounts shall forthwith become due and payable.


                                   ARTICLE III
                                  MISCELLANEOUS

         Section 3.1  Amendments.

         No amendment to this Agreement shall be effective unless the same be in writing and signed by Parties thereto.

         Section 3.2  Legal Responsibility.

         Nothing herein contained shall render AEP or any Party liable for the obligations of any other Party(ies) hereunder and the rights, obligations and liabilities of AEP and the Parties are several in accordance with their respective obligations, and not joint.

         Section 3.3  Governing Law.

         This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.


         IN WITNESS WHEREOF, the undersigned companies have duly caused this document to be signed on their behalf on the date first written above by the undersigned thereunto duly authorized.

                           AMERICAN ELECTRIC POWER COMPANY, INC.
                           AMERICAN ELECTRIC POWER SERVICE CORPORATION
                           AEP GENERATING COMPANY
                           APPALACHIAN POWER COMPANY
                           BLACKHAWK COAL COMPANY
                           CEDAR COAL COMPANY
                           CENTRAL APPALACHIAN COAL COMPANY
                           CENTRAL COAL COMPANY
                           CENTRAL OHIO COAL COMPANY
                           CENTRAL POWER AND LIGHT COMPANY
                           COLOMET, INC.
                           COLUMBUS SOUTHERN POWER COMPANY
                           CONESVILLE COAL PREPARATION COMPANY
                           FRANKLIN REAL ESTATE COMPANY
                           INDIANA FRANKLIN REALTY COMPANY
                           INDIANA MICHIGAN POWER COMPANY
                           KENTUCKY POWER COMPANY
                           KINGSPORT POWER COMPANY
                           OHIO POWER COMPANY
                           PUBLIC SERVICE COMPANY OF OKLAHOMA
                           WHEELING POWER COMPANY
                           SIMCO INC.
                           SOUTHERN APPALACHIAN COAL COMPANY
                           SOUTHERN OHIO COAL COMPANY
                           SOUTHWESTERN ELECTRIC POWER COMPANY
                           WEST VIRGINIA POWER COMPANY
                           WEST TEXAS UTILITIES COMPANY
                           WINDSOR COAL COMPANY


                           By: /a/ A. A. Pena
                                 Treasurer

                                                         EXHIBIT A TO EXHIBIT C


                             FORM OF MONEY POOL NOTE
                       TO BE EXECUTED BY BORROWING PARTIES
                             TO AEP OR OTHER PARTIES




___________________, 20__




         FOR VALUE RECEIVED, the undersigned, ____________________ (the "Borrower"), hereby promises to pay to the order of _____________________ (the "Lender") at its principal office in ____________________, on demand or on _____________________, 20__, or at the option of the Borrower, whichever first occurs, but in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool, the principal sum set forth on the attachment hereto as "Principal Amount Outstanding." This note may be paid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to AEP's weighted average daily effective cost for all External Borrowings outstanding on that date. If there are no External Borrowings outstanding on that date, then the rate would be the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a Composite is established.

         This Note shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York.

         IN WITNESS WHEREOF, the undersigned, pursuant to due authorization, has caused this Note to be executed in its name and on its behalf by its duly authorized officer.



                                     (Name of Borrower)


                                     By:  _______________________________
                                     Name:
                                     Title:

                            Principal
            Loan             Amount
Date     (Repayment)       Outstanding       Rate     Interest

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

-------  ------------      ------------     ------   ----------

                                                                       EXHIBIT D
                              AEP SYSTEM NONUTILITY
                              MONEY POOL AGREEMENT


         This NONUTILITY MONEY POOL AGREEMENT ("Agreement") is made and entered into this ____ day of December, 2002 by and among American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and certain of AEP's direct or indirect subsidiaries, each of which are signatories hereto, or which subsequently become signatories hereto and agree to abide by the terms herein (each direct or indirect subsidiary, a "Party" and collectively, the "Parties").

         WHEREAS, the Parties from time to time have need to borrow funds on a short-term basis; and

         WHEREAS, some of the Parties from time to time are expected to have funds available to loan on a short-term basis; and

         WHEREAS, AEP and the Parties desire to establish a pool (the "Money Pool") to coordinate and provide for certain of the Parties' short-term cash requirements;

         NOW THEREFORE, in consideration of the premises, and the mutual promises set forth herein, the Parties and AEP hereto agree as follows:


                                    ARTICLE I
                          CONTRIBUTIONS AND BORROWINGS

Section 1.1.  Contributions to the Money Pool.

         American Electric Power Service Corporation ("AEPSC") shall act as administrative agent of the Money Pool. Each Party and AEP will determine from time to time, the amount of funds it has available for contribution to the Money Pool. The determination of whether a Party or AEP at any time has surplus funds, or shall lend such funds to the Money Pool, will be made by such Party's treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such Party's sole discretion. Each Party may withdraw any of its funds at any time upon notice to AEPSC.

         Section 1.2  Rights to Borrow.

         (a) Subject to the provisions of Section 1.4(b) of this Agreement, all short-term borrowing needs of the Parties may be met by funds in the Money Pool to the extent such funds are available. Each Party shall have the right to borrow from the Money Pool from time to time, subject to the availability of funds and the limitations and conditions set forth herein and in the applicable orders of the Securities and Exchange Commission ("SEC") and other regulatory authorities. Each Party may request loans from the Money Pool from time to time during the period from the date hereof until this Agreement is terminated by written agreement of the Parties; provided, however, that the aggregate amount of all loans requested by any Party hereunder shall not exceed the applicable borrowing limits set forth in applicable orders of the SEC and other regulatory authorities, resolutions of such Party's shareholders and Board of Directors, such Party's governing corporate documents, and agreements binding upon such Party. No Party shall be obligated to borrow from the Money Pool if lower cost funds can be obtained from its own external borrowing.

         (b)      AEP will not borrow funds from the Money Pool or any Party.

         Section 1.3  Source of Funds.

         (a) Funds will be available through the Money Pool from the following sources for use by the Parties from time to time: (i) surplus funds in the treasuries of the Parties; (ii) surplus funds in the treasury of AEP; and (iii) external borrowings by AEP from the sale of commercial paper notes and/or other instruments authorized by the SEC, and/or bank borrowings ("External Funds"), the proceeds of which would be added to AEP's treasury funds, in each case to the extent permitted by applicable laws and regulatory orders. Funds will be made available from such sources in such stated order of priority.

         (b) Each borrowing Party will borrow pro rata from each fund source in the same proportion that the amount of funds provided from that fund source bears to the total amount of short-term funds available to the Money Pool.

         Section 1.4  Authorization.

         (a) The determination of whether a Party or AEP has at any time surplus funds to lend to the Money Pool will be made by its treasurer, or by a designee thereof.

         (b) Any loan from the Money Pool to a Party shall be authorized by the borrowing Party's treasurer, or by a designee thereof. No Party shall be required to effect a borrowing through the Money Pool if such Party determines that it can (and is authorized to) effect such borrowing at lower cost through the sale of its own commercial paper or other instruments, or borrowing directly from banks.

         Section 1.5  External Investment of Investment Pool Funds.

         Funds which are loaned from Parties into the Money Pool which are not required to satisfy borrowing needs of other Parties ("Investment Pool") will be invested by AEP on the behalf of the lending Parties in one or more short-term instruments ("External Investments").

         Section 1.6  Money Pool Interest.

         The interest rate applicable on any day to then outstanding loans through the Money Pool, whether or not evidenced by a promissory demand note, will be the composite weighted average daily effective cost incurred by AEP for External Funds outstanding on that date. If there are no External Funds outstanding on that date, then the rate would be the certificate of deposit yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a composite is established. If the Composite shall cease to exist, then the rate would be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing AEP would expect if it had External Funds.

         Section 1.7  Investment Pool Interest.

         Interest income related to External Investments will be calculated daily and allocated back to lending Parties on the basis of their relative contribution to the Investment Pool funds on that date.

         Section 1.8  Repayment.

         Each Party receiving a loan hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

         Section 1.9  Form of Loans to Parties.

         Loans to the Parties through the Money Pool will be made pursuant to open-account advances, although any lending Party would at all times be entitled to receive upon demand a promissory note evidencing the transaction. Any such note shall: (a) be substantially in the form attached herewith as Exhibit A; (b) be dated as of the date of the initial borrowing; (c) mature on demand or on a date mutually agreed to by the Parties to the transaction, but in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool; and (d) be repayable in whole at any time or in part from time to time, without premium or penalty.


                                   ARTICLE II
                           OPERATION OF THE MONEY POOL

         Section 2.1  Operation.

         Operation of the Money Pool, including record keeping and coordination of loans, will be handled by AEPSC under the authority of the treasurer of AEP and/or AEPSC. AEPSC shall be responsible for the determination of all applicable interest rates and charges to be applied to any loans from the Money Pool and earnings to be applied to any loans to the Money Pool and/or Investment Pool outstanding at any time hereunder, shall maintain records of all advances, interest charges and accruals and interest and principal payments for purposes hereof, and shall prepare periodic reports thereof for the Parties.

Section 2.2  Certain Costs.

         The cost of fees and/or compensating balances paid to banks to maintain credit lines will initially be allocated to the Parties and AEP on the basis of prior calendar year relative maximum non-coincidental borrowings, and such costs will be retroactively reallocated at the end of each calendar year on the basis of that year's actual relative maximum non-coincidental borrowings of the Parties and AEP.

         Section 2.3  Event of Default.

         If any Party shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Party seeking to adjudicate it a bankrupt or insolvent, then the other Parties may declare the unpaid principal amount of any loans to such Party, and all interest thereon, to be forthwith due and payable and all such amounts shall forthwith become due and payable.


                                   ARTICLE III
                                  MISCELLANEOUS

         Section 3.1  Amendments.

         No amendment to this Agreement shall be effective unless the same be in writing and signed by Parties thereto.

         Section 3.2  Legal Responsibility.

         Nothing herein contained shall render AEP or any Party liable for the obligations of any other Party(ies) hereunder and the rights, obligations and liabilities of AEP and the Parties are several in accordance with their respective obligations, and not joint.

         Section 3.3  Governing Law.

         This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.


         IN WITNESS WHEREOF, the undersigned companies have duly caused this document to be signed on their behalf on the date first written above by the undersigned thereunto duly authorized.

                           AMERICAN ELECTRIC POWER COMPANY, INC.
                           CENTRAL AND SOUTHWEST CORPORATION
                           AMERICAN ELECTRIC POWER SERVICE CORPORATION
                           AEP Coal, Inc.
                           AEP Power Marketing, Inc.
                           AEP Pro Serv, Inc.
                           AEP Retail Energy, LLC
                           AEP T&D Services, LLC
                           AEP Credit, Inc.
                           Industry and Energy Associates LLC
                           AEP C&I Company, LLC
                           AEP Gas Power System GP, LLC
                           AEP Gas Power GP, LLC
                           AEP Retail Energy
                           AEP Texas Commercial & Industrial Retail GP, LLC AEP Energy Services, Inc.
                           AEP EmTech, LLC
                           AEP Investments, Inc.
                           Ventures Lease Co., LLC
                           AEP Resource Services, LLC
                           AEP Resources, Inc.
                           AEP Delaware Investment Company II
                           AEP DELAWARE INVESTMENT COMPANY III
                           AEP MEMCO LLC
                           AEP Elmwood LLC
                           United Sciences Testing, Inc.
                           AEP Energy Services Gas Holding Company
                           Mid-Texas Pipeline Company
                           Jefferson Island Storage & Hub L.L.C.
                           AEP Acquisition, L.L.C.
                           AEP Energy Services Investments, Inc.
                           LIG, Inc.
                           LIG Pipeline Company
                           TusCALOOSA PIPELINE Company
                           LIG Liquids Company, L.L.C.
                           Louisiana Intrastate Gas Company, L.L.C.
                           LIG Chemical Company
                           Houston Pipe Line Company
                           AEP Gas Marketing LP
                           HPL Holdings, Inc.
                           AEP Resources International, Limited
                           AEP Resources Project Management Company, Ltd. AEP Pushan Power, LDC
                           CSW International, Inc.
                           AEP Holdings I
                           AEP Holdings II
                           CSW Energy, Inc.
                           CSW Power Marketing, Inc.
                           CSWE/Ft. Lupton, Inc.
                           CSW Development I, Inc.
                           Eastex Cogeneration LP
                           CSW Eastex LP I, Inc.
                           CSW Energy Services, Inc.
                           EnerShop Inc.
                           Mutual Energy SWEPCO L.P.
                           REP Holdco Inc.
                           Mutual Energy CPL, LP
                           REP General Partner L.L.C.
                           Mutual Energy WTU, LP
                           Mutual Energy Service Company, L.L.C.
                           AEP Ohio Commercial & Industrial Retail Co., LLC AEP Ohio Retail Energy LLC
                           Mutual Energy L.L.C.
                           AEP Texas Retail GP, LLC
                           POLR Power, L.P.
                           Dolet Hills Lignite Company, LLC
                           AEP Desert Sky gP, LLC
                           UNIVERSAL SUPERCAPACITORS, LLC


                           By: ________________________________
                                            Treasurer

                                                         EXHIBIT A TO EXHIBIT D


                             FORM OF MONEY POOL NOTE
                       TO BE EXECUTED BY BORROWING PARTIES
                             TO AEP OR OTHER PARTIES




___________________, 20__




         FOR VALUE RECEIVED, the undersigned, ____________________ (the "Borrower"), hereby promises to pay to the order of _____________________ (the "Lender") at its principal office in ____________________, on demand or on _____________________, 20__, or at the option of the Borrower, whichever first occurs, but in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool, the principal sum set forth on the attachment hereto as "Principal Amount Outstanding." This note may be paid in full at any time or in part from time to time without premium or penalty. The Principal Amount Outstanding shall bear interest, calculated daily, at a rate equal to AEP's weighted average daily effective cost for all External Borrowings outstanding on that date. If there are no External Borrowings outstanding on that date, then the rate would be the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a Composite is established.

         This Note shall be governed by, and construed and interpreted in accordance with, the Laws of the State of New York.

         IN WITNESS WHEREOF, the undersigned, pursuant to due authorization, has caused this Note to be executed in its name and on its behalf by its duly authorized officer.



                                        (Name of Borrower)


                                        By:  _______________________________
                                        Name:
                                        Title:

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            Loan             Amount
Date     (Repayment)       Outstanding      Rate     Interest

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
                                                                      EXHIBIT F

                                                              December __, 2002



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:      American Electric Power Company, Inc.
                  Application-Declaration on Form U-1
                  File No. 70-10088

Dear Sirs:

         I am an attorney employed by American Electric Power Service Corporation, a subsidiary of American Electric Power, Inc. ("AEP") and have acted as counsel for American Electric Power Company, Inc. and its subsidiaries (the "Subsidiaries") in connection with the filing of the Application-Declaration on Form U-1, File No. 70-10088, as amended (the "Application"), filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), by AEP a registered holding company, and its Subsidiaries. In the application, AEP and the Subsidiaries request authority under the Act to engage in various financing and related transactions (the "Proposed Transactions") through March 31, 2006.

         I have examined originals, or copies certified to my satisfaction, of such corporate records of AEP and the Subsidiaries, certificates of public officials, certificates of officers and representatives of AEP and the Subsidiaries and other documents as I have deemed necessary to require as a basis for the opinions hereafter expressed. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact material to such opinions I have, when relevant facts were not independently established, relied upon certificates by officers of AEP and other appropriate persons and statements contained in the Application.

         Based upon the foregoing, and having regard to legal considerations which I deem relevant, I am of the opinion that, in the event that the Proposed Transactions are consummated in accordance with the Application, and subject to the assumptions and conditions set forth below:

1. AEP and each of the Subsidiaries are or will be validly organized and duly existing under the laws of their states of incorporation.

2. All state laws applicable to the Proposed Transactions as described in the Application (other than so-called "blue-sky" or state securities laws as to which I express no opinion) will have been complied with.

3. Any debt securities and any guarantees issued as contemplated in the Application will be valid and binding obligations of AEP or the respective Subsidiary in accordance with their terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general applicability relating to or affecting the enforcement of creditors' rights generally and to the effects of general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), including without limitation (a) the possible unavailability of specific performance, injunctive relief or any other equitable remedies and (b) concepts of materiality, reasonableness, good faith and fair dealing.

4. Any shares of common stock or preferred stock issued or sold by the Subsidiaries as contemplated in the Application will be validly issued, fully paid, and non-assessable and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in the charter or other documents defining such rights and privileges.

5.  The consummation by AEP and the Subsidiaries of the Proposed
    Transactions will not violate the legal rights of the holders of any securities issued by AEP or the Subsidiaries or any "associate" company, as such term is defined in the Act, of AEP or the Subsidiaries.

    The opinions expressed above in respect of the Proposed Transactions described in the Application are subject to the following assumptions or conditions:

    a. The Proposed Transactions shall have been duly authorized and approved to the extent required by state law by the Boards of Directors of AEP and the Subsidiaries.

    b. The Securities and Exchange Commission shall have duly entered an appropriate order or orders granting And permitting the Application to become effective.

    c. The Proposed Transactions shall be consummated in accordance with any required approvals, authorizations, consents, certificates and orders of any state commission or regulatory authority and all such required approvals, authorizations, consents, certificates and orders shall have been obtained and remain in effect.


         I hereby consent to the use of this opinion as an exhibit to the Application.

                                      Very truly yours,


                                      /s/    Ann B. Graf
                                      Counsel to American Electric Power
                                      Company, Inc. and its Subsidiaries